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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2008

                          Commission File No. 000-30752


                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F    X    Form 40-F
                                    -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                       Yes       No   X
                                           -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----


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                                DOCUMENTS INDEX


DOCUMENTS     DESCRIPTION
---------     ------------------------------------------------------------------
1.            Material Change Report Dated April 11, 2008 (including as Schedule
              A thereto a news release issued on April 11, 2008)





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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

                              AETERNA ZENTARIS INC.


1.    NAME AND ADDRESS OF COMPANY

      AEterna Zentaris Inc. (the "CORPORATION")
      1405 du Parc-Technologique Blvd.
      Quebec City, Quebec  G1P 4P5


2.    DATE OF MATERIAL CHANGE

      April 11, 2008


3.    NEWS RELEASE

      On April 11, 2008, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the CanadaNewsWire service. A copy of such news release is attached hereto as SCHEDULE A.


4.    SUMMARY OF MATERIAL CHANGE

      On April 11, 2008, the Corporation announced changes to its management team, including the resignation of David J. Mazzo, Ph.D. from the position of President and Chief Executive Officer as well as from the Board of Directors, and the resignation of Ellen McDonald, MBA, from the position of Senior Vice President, Business Operations and Chief Business Officer, in both cases effective immediately. Mr. Juergen Ernst, the current Chairman of the Board of Directors, has been appointed as the interim President and Chief Executive Officer of the Corporation and will serve in that capacity until a suitable replacement is identified and appointed by the Board of Directors.

      In addition, the Corporation announced that the Board of Directors has authorized management to explore other such opportunities with a view to identifying additional non-core assets as a further potential source of non-dilutive funding.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

      On April 11, 2008, the Corporation announced changes to its management team, including the resignation of David J. Mazzo, Ph.D. from the position of President and Chief Executive

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      Officer as well as from the Board of Directors, and the resignation of
      Ellen McDonald, MBA, from the position of Senior Vice President, Business Operations and Chief Business Officer, in both cases effective immediately. Mr. Juergen Ernst, the current Chairman of the Board of Directors, has been appointed as the interim President and Chief Executive Officer of the Corporation and will serve in that capacity until a suitable replacement is identified and appointed by the Board of Directors.

      In addition, the Corporation announced that the Board of Directors has authorized management to explore other such opportunities with a view to identifying additional non-core assets as a further potential source of non-dilutive funding.

6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

      Not applicable.


7.    OMITTED INFORMATION

      Not applicable.


8.    EXECUTIVE OFFICER

      Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (908) 626-5517.


9.    DATE OF REPORT

      April 11, 2008.


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                                   SCHEDULE A

                                  NEWS RELEASE
                                (APRIL 11, 2008)

APRIL 11, 2008

AETERNA ZENTARIS ANNOUNCES CHANGES TO ITS MANAGEMENT TEAM

QUEBEC CITY, CANADA, APRIL 11, 2008 - AEterna Zentaris Inc. (Nasdaq: AEZS TSX:
AEZ;), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that David J. Mazzo, Ph.D., has resigned as President and Chief Executive Officer and as member of the Board of Directors of AEterna Zentaris, effective immediately. Mr. Juergen Ernst, the current Chairman of the Board of AEterna Zentaris, has been appointed as the interim President and Chief Executive Officer of the Company and will serve in that capacity until a suitable replacement is identified and appointed by the Board of Directors. Ellen McDonald, MBA, the Senior Vice President, Business Operations and Chief Business Officer of AEterna Zentaris, has also resigned from the Company effective immediately.

Management and the Board of Directors ofAEterna Zentaris wish to thank Dr. Mazzo and Ms. McDonald for their significant efforts on behalf of the Company and to recognize Dr. Mazzo's contribution to the Board of Directors.

Mr. Ernst, Chairman of the Board and Interim President and CEO of AEterna Zentaris, commented: "We have confidence in the experienced management team in place and will further advance our products through the pipeline, continuing to focus and prioritize on our Phase 3 program with cetrorelix in benign prostatic hyperplasia (BPH) and our Phase 2 program with AEZS 108 for endometrial and ovarian cancer. We believe that we have a solid foundation and a robust development pipeline, and we will continue to develop its full potential."

Mr. Ernst added: "We will continue to monetize our non-core assets in order to provide additional sources of non-dilutive funding." In that regard, AEterna Zentaris completed the sale of Echelon Biosciences in December 2007 for US$3.2 million and the sale in March 2008 of all rights relating to the use of miltefosine for Cdn$9.125 million.

Furthermore, the Board of Directors has authorized management to explore other such opportunities with a view to identifying additional non-core assets as a further potential source of non-dilutive funding.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.
---------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not


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undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.


CONTACTS

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
(908) 626-5517
dturpin@aezsinc.com
-------------------

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
pburroughs@aezsinc.com
----------------------



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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA ZENTARIS INC.


Date:  April 11, 2008                    By:  /s/ Dennis Turpin
                                              ----------------------------------
                                              Dennis Turpin
                                              Senior Vice President, Chief
                                              Financial Officer